                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                              Hsinchu Science Park,
                                     Taiwan
                    (Address of Principal Executive Offices)

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F [X]                              Form 40-F [_]


       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes [_]                                    No [X]


(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: March 9, 2004              By  /s/  Lora Ho
                                     --------------------------------------
                                     Lora Ho
                                     Vice President & Chief Financial Officer

                    TSMC Monthly Sales Report - February 2004

Hsinchu, Taiwan, March 9, 2004 - Taiwan Semiconductor Manufacturing Company Ltd.
(TSMC) ("the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for February 2004 totaled NT$18,385 million; revenues for January through February 2004 were NT$37,541 million.

Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, "Because February was a short month that also included the Chinese Lunar Year holidays, unit sales in February 2004 were less than those in January. As a result, net sales for February 2004 decreased by a slight 4.0% compared to January 2004. On a year-over-year basis, net sales for February 2004 increased 48.9%. The Company's first quarter 2004 guidance, which was announced on January 29, remains unchanged."

                               #    #    #


Sales Report:                                                (Unit: NT$ million)
--------------------------------------------------------------------------------
Net Sales                         2004/(1)/         2003       Growth Rate
--------------------------------------------------------------------------------
February                          18,385           12,345         48.9%
--------------------------------------------------------------------------------
January through February          37,541           25,474         47.4%
--------------------------------------------------------------------------------

/(1)/: Year 2004 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng               Mr. Jesse Chou               Mr. Richard Chung
PR Department Manager, TSMC  Public Affairs Manager, TSMC PR Principal Specialist, TSMC
Tel: 886-3-666-5028(O)       Tel:886-3-666-5029 (O)       Tel:886-3-666-5038 (O)
     886-928-882-607(Mobile)     886-932-113-258(Mobile)      886-911-258-751(Mobile)
Fax: 886-3-567-0121          Fax:03-5670121               Fax:03-5670121
E-mail: jhtzeng@tsmc.com     E-Mail: jhchoua@tsmc.com     E-Mail: cychung@tsmc.com

               Taiwan Semiconductor Manufacturing Company Limited
                                 March 09, 2004

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2004.

1) Sales volume (in NT$: thousand)
--------------------------------------------------------------------------------
   Period          Items           2004            2003       Changes        (%)
--------------------------------------------------------------------------------
Feb           Invoice amount    17,931,953     12,162,290    5,769,663    47.44%
--------------------------------------------------------------------------------
Jan - Feb     Invoice amount    34,647,196     24,318,559   10,328,637    42.47%
--------------------------------------------------------------------------------
Feb           Net sales         18,385,262     12,345,096    6,040,166    48.93%
--------------------------------------------------------------------------------
Jan - Feb     Net sales         37,541,156     25,473,937   12,067,219    47.37%
--------------------------------------------------------------------------------

2) Funds lent to other parties (in NT$ thousand)
--------------------------------------------------------------------------------
                         Limit of lending          Feb     Bal. as of period end
--------------------------------------------------------------------------------
TSMC                          62,594,284               -                       -
TSMC's subsidiaries           32,963,552          (3,750)*             5,004,750
--------------------------------------------------------------------------------
* The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$ thousand)
----------------------------------------------------------------------------------------------------
                                           Limit of endorsements        Feb    Bal. as of period end
----------------------------------------------------------------------------------------------------
TSMC                                                  78,242,855     (13,500)*            18,017,100
----------------------------------------------------------------------------------------------------
TSMC's subsidiaries                                         N/A            0                       0
----------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                                       (13,500)*            18,017,100
----------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                                       0                       0
----------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                            0                       0
----------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                              0                       0
----------------------------------------------------------------------------------------------------
* The deviation was due to the fluctuation in currency exchange rate.


4) Financial derivative transactions (in thousand)

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)
--------------------------------------------------------------------------------
 Underlying assets / liabilities    Liabilities:    YEN:                 764,596
                                                    ----------------------------
                                                    EUR:                  19,000
                                    --------------------------------------------
                                         Assets:    US$:               1,663,949
--------------------------------------------------------------------------------
  Financial instruments                                     FX forward contracts
--------------------------------------------------------------------------------
  Recognized profit (loss)                                          (NT$216,399)
--------------------------------------------------------------------------------


a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)
--------------------------------------------------------------------------------
 Underlying assets / liabilities          Liabilities:     NT$:        3,000,000
                                                           ---------------------
                                                           US$:            2,857
                                          --------------------------------------
                                               Assets      US$:                -
--------------------------------------------------------------------------------
  Financial instruments                                    Interest rate swap
--------------------------------------------------------------------------------
  Recognized profit (loss)                                                     -
--------------------------------------------------------------------------------

  b. Trading purpose: None.